

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   August 19, 2009

E. Robert Selby
President
Sand Hills, Inc.
25 Sunrise Point
Irmo, SC 29063

> **Re: Sand Hills, Inc.**
> **Registration Statement on Form 10**
> **Filed July 24, 2009**
> **File No. 000-53736**

Dear Mr. Selby:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the registration statement was first filed pursuant to Exchange Act Section 12(g)(1), and then you will become subject to the applicable SEC reporting obligations. If our comments are not addressed within this 60 day time period, you should withdraw the Form 10 prior to effectiveness and refile a new Form 10 that includes changes responsive to our comments.

Cover Page

2. Please delete the reference to small business issuers under "General Form for Registration of Securities."

3. It appears that the telephone number included on the cover page is not your telephone number. Please advise or revise accordingly.

Risk Factors, page 7

4. On page 14, please revise your registration statement to remove the reference which refers to other risk factors about which you may not be aware. All known material risks should be described. If risks are not known or deemed material, you should not reference them.

Management's Discussion and Analysis of Financial Statements and Results of Operations, page 14

Liquidity and Capital Resources, page 15

5. We note your statement that "[m]anagement expects to fund additional costs and expenses which may be incurred in connection with due diligence activities and a Business Combination through further loans to or investment in the Company, as and when necessary." Please expand your disclosure to discuss from whom you anticipate receiving further loans or investment.

Directors and Executive Officers, page 17

6. We note your statement that the Company has no employees other than Mr. Selby. It appears that Randy Ream is also an employee of the Company. Please advise or revise accordingly.

Executive Compensation, page 17

7. We note that you have not paid any cash compensation since inception. Please state whether any compensation has been earned by your named executive officers.

Certain Relationships and Related Transactions and Director Independence, page 18

8. Please state the names of the promoters, the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the company and the nature and amount of any assets, services or other consideration therefore received or to be received by the company. If applicable, also describe

any assets acquired or to be acquired by the company from a promoter. <u>See</u> Item 404(c) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Terrence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director